UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __ )

                               STAFF LEASING, INC.
                  -------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
                  -------------------------------------------
                         (Title of class of securities)

                                   0008523811
                  -------------------------------------------
                                 (CUSIP number)

                                 AUGUST 11, 2000
                  -------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

---------------------------------             ----------------------------------
      CUSIP No. 0008523811           13G                 Page 2 of 8 Pages
---------------------------------             ----------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Quad-C Management, Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
BENEFICIALLY OWNED                     1,423,370*
BY EACH REPORTING              ------- -----------------------------------------
PERSON WITH                            SHARED VOTING POWER
                                 6     0
                               ------ ------------------------------------------
                                       SOLE DISPOSITIVE POWER
                                 7     1,423,370*
                               ------ ------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                 8     0
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,423,370*
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                           [_]
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%**
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in this figure are 425,000 shares of common stock of the issuer and 998,370 warrants to purchase shares of common stock of the issuer.

** The percentages of common stock of the issuer indicated in this table are based on the 21,701,762 shares of common stock of the issuer outstanding as of May 10, 2000 as disclosed in the issuer's most recent 10-Q.

---------------------------------             ----------------------------------
      CUSIP No. 0008523811           13G                 Page 3 of 8 Pages
---------------------------------             ----------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Terrence D. Daniels
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
BENEFICIALLY OWNED                     1,423,370*
BY EACH REPORTING              ------- -----------------------------------------
PERSON WITH                            SHARED VOTING POWER
                                 6     0
                               ------ ------------------------------------------
                                       SOLE DISPOSITIVE POWER
                                 7     1,423,370*
                               ------ ------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                 8     0
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,423,370*
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                           [_]
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%**
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

* Included in this figure are 425,000 shares of common stock of the issuer and 998,370 warrants to purchase shares of common stock of the issuer.

** The percentages of common stock of the issuer indicated in this table are based on the 21,701,762 shares of common stock of the issuer outstanding as of May 10, 2000 as disclosed in the issuer's most recent 10-Q.

ITEM 1(a).        NAME OF ISSUER:

                  Staff Leasing, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  600 301 Boulevard West, Suite 202
                  Bradenton, Florida  34205.

ITEM 2(a).        NAME OF PERSON FILING:

                  This statement is filed by those persons named in Item 1 of pages 2-3 above, to which reference is hereby made.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of each of the Reporting Persons is 230 East High Street, Charlottesville, Virginia 22902.

ITEM 2(c).        CITIZENSHIP:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share.

ITEM 2(e).        CUSIP NUMBER:

                  The CUSIP number of the common stock of the issuer is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                 (a)    [_]  Broker or dealer registered under section 15 of the
                             Act;

                 (b)    [_]  Bank as defined in section 3(a)(6) of the Act;

                 (c)    [_]  Insurance Company as defined in section 3(a)(19) of
                              the Act;

                 (d)    [_]  Investment Company  registered  under  section 8 of
                             the Investment Company Act of 1940;

                 (e)    [_]  An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)    [_]  An  employee  benefit plan,  or  endowment  fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);

                 (g)    [_]  A  parent  holding   company or  control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

                 (h)    [_]  A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    [_]  A   church   plan   that  is  excluded   from   the
                             definition of an  investment  company under section
                             3(c)(14) of the Investment Company Act of 1940;

                 (j)    [_]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

ITEM 4.  OWNERSHIP.

     (a)  AMOUNT BENEFICIALLY OWNED:

          Quad-C Management, Inc., an entity indirectly controlling QCP Investors, LLC, may be deemed to beneficially own the 204,319 shares of common stock and the 479,966 warrants to purchase common stock of the issuer directly owned by QCP Investors, LLC. Quad-C Management, Inc., through a voting trust agreement with the members of QCP Investors II, LLC, may be deemed to beneficially own the 8,181 shares of common stock and the 19,219 warrants to purchase common stock of the issuer directly owned by QCP Investors II, LLC. Quad-C Management, Inc., pursuant to an investors agreement dated July 31, 2000, with Paribas North America, Inc. and Paribas Principal Incorporated, has been granted sole dispositive and voting power over 212,500 shares of common stock owned by Paribas North America, Inc. and the sole dispositive and voting power over 499,185 warrants to purchase common stock of the issuer owned by Paribas Principal Incorporated, and as such, may be deemed to be the beneficial owner of such shares and warrants.

          Terrence D. Daniels, as the managing and controlling member of Quad-C Advisors V, LLC, which is the general partner of Quad-C Partners V, L.P., which is the sole member of QCP Investors, LLC, may be deemed to beneficially own the 204,319 shares of common stock and the 479,966 warrants to purchase common stock of the issuer directly owned by QCP Investors, LLC. Terrence D. Daniels, as a stockholder and the sole director of Quad-C Management, Inc., may be deemed to be the beneficial owner of the 8,181 shares of common stock and the 19,219 warrants to purchase common stock of the issuer directly owned by QCP Investors II, LLC which are subject to a voting trust agreement between the members of QCP Investors II, LLC and Quad-C Management, Inc. Terrence D. Daniels, as a stockholder and the sole director of Quad-C Management, Inc., may be deemed to beneficially own the 212,500 shares of common stock owned by Paribas North America, Inc. and the 499,185 warrants to purchase common stock of the issuer that are subject to the investors agreement between Quad-C Management, Inc. and Paribas North America, Inc. and Paribas Principal Incorporated.

     (b)  PERCENT OF CLASS:

          See Item 11 of pages 2-3 of this Schedule 13G.

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               Each of the Reporting Persons has the sole power to vote or direct the vote of the shares of common stock of the issuer as set forth on the applicable cover page.

          (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

               Each of the Reporting Persons has the shared power to vote or direct the vote of the shares of common stock of the issuer as set forth on the applicable cover page.

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Each of the Reporting Persons has the sole power to dispose or direct the disposition of the shares of common stock of the issuer as set forth on the applicable cover page.

          (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Each of the Reporting Persons has the shared power to dispose or direct the disposition of the shares of common stock of the issuer as set forth on the applicable cover page.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2000



                                          Quad-C Management, Inc.



                                          By:     /s/ Terrence D. Daniels
                                              -------------------------------
                                              Name: Terrence D. Daniels
                                              Title: President



                                                 /s/ Terrence D. Daniels
                                              -------------------------------
                                                     Terrence D. Daniels